NEWS RELEASE

June 28, 2007
Shares Issued and Outstanding: 29,812,878

TSX: NOM

Norsemont Mining Arranges Non-Brokered $9 million Private Placement

Proceeds to be used to advance exploration and
development of the Constancia Copper/Molybdenum/Silver Project

Vancouver, June 28, 2007 – Norsemont Mining Inc. (“the Company”) (TSX: NOM) today announced that it has arranged a non-brokered private placement of 5.625 million units. The units were placed at a price of C$1.60 each, for gross proceeds of C$9 million. Each unit consists of one common share and one-half of one common-share purchase warrant. Each whole common-share purchase warrant entitles the holder to acquire one additional common share of the company at an exercise price of $1.95 within 24 months of closing. Closing is expected on or before July 20, 2007. The placement is subject to regulatory approval.

The Sentient Group, currently the largest shareholder in the Company, has agreed to purchase $2 million of the $9 million placement.

The proceeds from the private placement will be used primarily to accelerate exploration and development of the Constancia Project and for general working capital purposes.

The securities sold have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

About Norsemont Mining
Norsemont Mining is a Canadian exploration company exploring the Constancia Cu-Au-Mo deposit in Peru, which has been optioned from Rio Tinto Plc.

For more information please contact:

# 507 – 700 West Pender St., Vancouver, B.C. V6C 1G8
Tel: 604-669-9788 Fax: 604-669-9768

Dennis Nenadic
Investor Relations
Norsemont Mining

Phone:	604-669-9788 X 103
Fax:	604-669-9768
E-Mail:	investors@norsemont.com
Web Site:	www.norsemont.com

# 507 – 700 West Pender St., Vancouver, B.C. V6C 1G8
Tel: 604-669-9788 Fax: 604-669-9768